EXHIBIT I



TEEKAY LNG PARTNERS L.P.
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY LNG PARTNERS ANNOUNCES
PUBLIC OFFERING OF 2 MILLION COMMON UNITS

Nassau, The Bahamas, May 14, 2007 - Teekay LNG Partners L.P. (*Teekay LNG* or *the Partnership*) (NYSE: TGP) announced today that it has commenced a public offering of 2,000,000 common units, which represent limited partner interests. Teekay LNG is expected to grant the underwriters a 30-day option to purchase an additional 300,000 units to cover overallotments, if any. The Partnership expects to use the proceeds of the offering to repay amounts outstanding on one of its revolving credit facilities, and for general partnership purposes.

Teekay LNG is a publicly-traded master limited partnership formed by Teekay Shipping Corporation (*Teekay*) (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG provides LNG, liquefied petroleum gas (*LPG*) and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its modern fleet of thirteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Six of the thirteen LNG carriers and three of the LPG carriers are newbuildings scheduled for delivery between mid-2008 and mid-2009.

Teekay LNG's common units trade on the New York Stock Exchange under the symbol "TGP".

After the offering, Teekay will own approximately a 64.2% interest in Teekay LNG, including common units, subordinated units and its general partner interest. This ownership interest will be reduced to approximately 63.7% if the underwriters exercise their overallotment option in full.

The sole book running manager for this offering is Wachovia Securities. The co-managers are Citi and Raymond James.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Wachovia Capital Markets, LLC, (Attention, Equity Syndicate Department) at 375 Park Avenue, New York, NY 10152, telephone: 800-326-5897.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekaylng.com

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